                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                _______________


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                           (Amendment No. _________)



                              LINC CAPITAL, INC.
                       _______________________________

                               (Name of Issuer)



                   Common Stock, par value $.001 per share
                   _______________________________________

                         (Title of Class of Securities)


                                 501942 10 6
                                 ___________

                                (CUSIP Number)

                              December 31, 1997
                              _________________

                 (Date of Event Which Requires Filing of
                               this Statement)





    Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [   ]  Rule 13d-1(b)
         [   ]  Rule 13d-1(c)
         [ X ]  Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 8 Pages

      CUSIP No. 501942 10 6           13G                  Page 2 of 8 Pages
               --------------                                  ---   --
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Martin E. Zimmerman
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): [        ]
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
--------------------------------------------------------------------------------
             NUMBER OF             5      SOLE VOTING POWER

              SHARES                      2,610,412 (See Item 4)
                                   ---------------------------------------------
           BENEFICIALLY            6      SHARED VOTING POWER

             OWNED BY                     None (See Item 4)
                                   ---------------------------------------------
               EACH                7      SOLE DISPOSITIVE POWER

             REPORTING                    1,988,672  (See Item 4)
                                   ---------------------------------------------
              PERSON               8      SHARED DISPOSITIVE POWER

               WITH                       None  (See Item 4)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,610,412  (See Item 4)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      50.8%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS

      CUSIP No. 501942 10 6           13G               Page 3 of 8 Pages
               --------------                               ---  --
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Allen P. Palles
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only): [       ]
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
--------------------------------------------------------------------------------
             NUMBER OF             5      SOLE VOTING POWER

              SHARES                      None (See Item 4)
                                   ---------------------------------------------
           BENEFICIALLY            6      SHARED VOTING POWER

             OWNED BY                     None  (See Item 4)
                                   ---------------------------------------------
               EACH                7      SOLE DISPOSITIVE POWER

             REPORTING                    275,957 (See Item 4)
                                   ---------------------------------------------
              PERSON               8      SHARED DISPOSITIVE POWER

               WITH                       None (See Item 4)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      275,957  (See Item 4)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      5.4%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS

ITEM 1(a)       NAME OF ISSUER:

                LINC Capital, Inc. (the "Company")

ITEM 1(b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                303 East Wacker Drive
                Suite 1000
                Chicago, Illinois  60601

ITEM 2(a)       NAMES OF PERSON FILING:

                This statement is filed jointly by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission (the "SEC") under
                Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Martin E. Zimmerman and (ii) Allen P. Palles. Messrs. Zimmerman and Palles are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

                Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.

                The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

ITEM 2(b)       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                The principal business address of each of the Reporting Persons is 303 East Wacker Drive, Suite 1000, Chicago, Illinois 60601.

ITEM 2(c)       CITIZENSHIP:

                The citizenship of each of the Reporting Persons is Illinois.

ITEM 2(d)       TITLE OF CLASS OF SECURITIES:

                Common Stock, par value $.001 per share ("Common Stock").

ITEM 2(e)       CUSIP NUMBER:

                501942 10 6

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

                This statement is filed pursuant to Rule 13d-1(d). As such, the listed alternatives are not applicable.



                              Page 4 of 8 Pages

ITEM 4     OWNERSHIP

           (a)  AMOUNT BENEFICIALLY OWNED:

           As of December 31, 1997, Mr. Zimmerman was the beneficial owner of 2,610,412 shares of Common Stock (or 50.8%, assuming 5,133,688 shares outstanding), 1,363,998 shares through direct beneficial ownership, 624,674 shares as trustee under trusts for the benefit of his children, and 275,957 shares beneficially owned by Mr. Palles and 345,783 shares beneficially owned by other employees of the Company that are subject to a proxy and a right of first refusal held by Mr. Zimmerman. Thus, Mr. Zimmerman has the sole power to vote or direct the vote of 2,610,412 shares of Common Stock, the sole power to dispose or to direct the disposition of 1,988,672 shares of Common Stock, and the shared power to vote or to direct the vote of and the shared power to dispose or to direct the disposition of no shares of Common Stock.

           As of December 31, 1997, Mr. Palles was the direct beneficial owner of 275,957 shares of Common Stock (or 5.4%, assuming 5,133,688 shares outstanding), all of which are subject to a proxy and a right of first refusal held by Mr. Zimmerman. Thus, Mr. Palles has the sole power to dispose or to direct the disposition of 275,957 shares of Common Stock, and the sole power to vote or to direct the vote of, the shared power to vote or direct the vote of and the shared power to dispose or to direct the disposition of no shares of Common Stock.

           (b)  PERCENT OF CLASS:


                (See Item 4(a))

           (c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

                (i)   Sole power to vote or to direct the vote:
                      (See Item 4(a))

                (ii)  Shared power to vote or to direct the vote:
                      (See Item 4(a))

                (iii) Sole power to dispose or to direct the disposition of:
                      (See Item 4(a))

                (iv)  Shared power to dispose or to direct the disposition of:
                      (See Item 4(a))





                               Page 5 of 8 Pages

ITEM 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                If this statement is filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ ].

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                Not applicable

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                Not applicable

ITEM 9     NOTICE OF DISSOLUTION OF GROUP

                Not applicable

ITEM 10    CERTIFICATION

                Not applicable




                               Page 6 of 8 Pages

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 17, 1998

                                              /s/ Martin E. Zimmerman
                                       ---------------------------------------
                                       Martin E. Zimmerman


                                              /s/ Allen P. Palles
                                       ---------------------------------------
                                       Allen P. Palles




                               Page 7 of 8 Pages

                                   EXHIBIT I

                      SCHEDULE 13G JOINT FILING AGREEMENT

                 The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

                 (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this
Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

                 (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

                 This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.


                           *     *     *     *     *

Date:  February 17, 1998

                                              /s/ Martin E. Zimmerman
                                       ---------------------------------------
                                       Martin E. Zimmerman


                                              /s/ Allen P. Palles
                                       ---------------------------------------
                                       Allen P. Palles



                              Page 8 of 8 Pages